SCHEDULE A

Advisory Fee Schedule

Fund	Annual Advisory Fee
Angel Oak Multi-Strategy Income Fund	0.89%
Angel Oak Flexible Income Fund	0.89%
Angel Oak High Yield Opportunity Fund	0.55%
Angel Oak UltraShort Income Fund	0.44%
Angel Oak Core Impact Fund	0.50%

As approved by the Board of Trustees: March 24, 2021
A-1